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                                                                  Exhibit (a)(4)


                 [Letterhead of Rollins Truck Leasing Corp.]


                              January 24, 2001


Dear Shareholder:

     I am pleased to inform you that Rollins Truck Leasing Corp. ("Rollins") has entered into a merger agreement with Penske Truck Leasing Co., L.P. ("Penske"), pursuant to which an indirect subsidiary of Penske has today commenced a tender offer to purchase all of the outstanding shares of Rollins common stock for $13.00 per share in cash. The tender offer is conditioned upon, among other things, the tender of at least a majority of the outstanding shares of Rollins common stock on a fully diluted basis and regulatory approvals. The tender offer will be followed by a merger in which each share of Rollins common stock not purchased in the tender offer will be converted into the right to receive in cash the price paid in the tender offer.

     Rollins' Board of Directors has unanimously determined that the Merger Agreement, the tender offer and the merger are fair to and in the best interests of Rollins' shareholders, and unanimously recommends that Rollins' shareholders accept the Penske offer and tender their shares of Rollins common stock in that offer.

     In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Schedule 14D-9, including the opinion of the Company's financial advisor, Morgan Stanley & Co., Incorporated ("Morgan Stanley"), that the consideration to be received by the holders of Rollins common stock in the offer and the merger is fair from a financial point of view. A copy of the written opinion of Morgan Stanley, which sets forth the assumptions made, procedures followed and matters considered by Morgan Stanley in rendering its opinion, can be found in Exhibit (a)(6) to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

     Enclosed are the Penske Offer to Purchase, dated January 24, 2001, the Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The Schedule 14D-9 describes in more detail the reasons for your Board's conclusion and contains other information relating to the tender offer. Your Board urges you to consider this information carefully and recommends that you tender your shares.



                                       /s/ John W. Rollins, Jr.
                                       John W. Rollins, Jr.
                                       President and Chief
                                       Executive Officer